EXHIBIT 99.1

AGM TRADING STATEMENT

11-06-2002

Telewest Communications plc held its Annual General Meeting in London today, Adam Singer, group chief executive, gave the following update on current trading:

"The company continues to perform in line with the trends reported at the time of our first quarter results announcement on 2 May. Progress has continued into the second quarter. In particular, the number of installed blueyonder broadband internet subscribers has grown successfully through the quarter to 169,000 as of 10 June, up from 148,000 on 2 May."

"At the same time, we are continuing with the headcount reduction and organisational changes announced in May, along with continuing efforts to reduce capital expenditure. These moves will help put the company on a sounder financial footing and enable Telewest to operate more efficiently."

"While the company continues to deliver good operating performance, we acknowledge the anxieties of shareholders and bondholders in the light of market concerns about our funding. We do have a requirement for vendor financing and we need to fill the outstanding portion of the institutional tranche of our bank facility. Moreover, the ability to draw down our bank facility is dependent upon continuing to deliver strong operational performance. If we are unable to meet any of these requirements then we will potentially face a funding gap. Against this background, as I said in May, the company will continue to explore all options to address its funding requirements to help us leverage our strong operational performance into a more secure financial position."

Enquiries to Telewest Communication plc:

John Murray - director, policy and communications - 020 7299 5888

And at Brunswick:

John Sunnucks / Craig Breheny - 020 7404 5959